PEARSON PLC

80 Strand

London

WC2R 0RL

VIA EDGAR AND E-MAIL

September 13, 2012

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pearson plc

Form 20-F for the Year Ended December 31, 2011

Filed March 27, 2012

File No. 001-16055

Dear Ms. Cvrkel,

The following sets out the response of Pearson plc (the “Company”) to the comments set forth in your letter of 24 July 2012 regarding the above referenced filing. For ease of review we have set out each of the comments together with the Company’s response.

Form 20-F for the Year Ended December 31, 2011

Consolidated Income Statement, page F-3

1.	We note that in the year ended December 31, 2011, you have presented the profit on sale of associate as operating profit on the consolidated income statement. Please explain to us why you believe it is appropriate to include this amount, and the share of results of joint ventures and associates, as operating profit, rather than non operating income. Also, in light of the relatively small amount recorded on your balance sheet related to your 50% investment in FTSE, please tell us why you believe you were able to recognize such a significant gain on the sale of your investment.

Response:

The Company includes its share of results of associates and joint ventures in operating profit as it believes that these associates and joint ventures are an integral part of the operating activities of the business segments to which they relate. The Company’s principal associates and joint ventures are in the newspaper and business information sector and their results are included within the segment result for the FT Group. The Other associates and joint ventures are part of the operations of the Education businesses or the consumer book publishing business (Penguin). In the case of FTSE, this was considered an integral part of the FT Group’s businesses as it generated royalty income for the Financial Times as well as contributing its share of profit.

In 2011 the Company also disclosed the gain on the sale of FTSE in operating profit. The Company has consistently shown gains and losses on the sale of subsidiaries, associates and joint ventures in operating profit where these disposals did not constitute discontinued operations as defined in IFRS 5. IFRS does not define the terms operating and non-operating and the Company has taken the view that where the Company can control the timing of the sale of associates and joint ventures (and subsidiaries) these gains or losses should be reported in operating profit. In addition, in the case of FTSE, the majority of the profit on sale represented realisation of the future value of the income stream to the Financial Times and the treatment as an operating profit would be consistent with the treatment of the income received prior to disposal. Similar smaller gains and losses have been included within operating profit in the past and this treatment was consistently applied in the case of the FTSE disposal.

FTSE International Limited (FTSE) was formally set up by its joint owners, the Financial Times and the London Stock Exchange (LSE) in 1995. The Company has grown organically from that time and has regularly distributed substantially all of its profits in the form of royalties and dividends such that the book value of the Company’s investment in FTSE has remained low. The Company’s share of FTSE was purchased by LSE in December 2011 and at that point the royalties paid to the Financial Times ceased as part of the disposal agreement. The gain derives from the cash proceeds received of £428m.

Note 1. Accounting Policies

(e) Intangible Assets, page F-11

2.	We note your disclosure that acquired intangibles such as customer lists and relationships, trademarks and brands, publishing rights, content and technology are amortized over their estimated useful lives of between two and 20 years. In light of the significance of these assets to total assets, we believe that you should separately disclose the useful life for each major class of intangible asset (i.e. customer lists, trademarks, publishing rights, etc.). Please respond to us, and revise the notes to the financial statements to disclose the useful lives of each of these major categories of intangible assets. Also, please tell us the useful life assigned to the £200 million customer list and relationship intangible asset acquired during 2011 and explain why you believe that the useful life assigned is appropriate.

Response:

In response to this comment the Company intends to revise the notes to the financial statements in the 2012 20-F in line with your suggestion and explain below how the Company’s acquired intangibles are valued and how the useful economic lives are assigned.

Intangible assets are valued separately for each acquisition that is made. For all significant acquisitions an independent valuation is sought from a third party expert.

Valuations of intangible assets are primarily done using the discounted cash flow method. The useful economic life then reflects the period over which the asset is expected to produce cash inflows for the Company. The vast majority of the assets are then amortized over this expected life based on the pattern of consumption of the economic benefits embodied in the asset, i.e. the unit-of-production method is used in accordance with IAS 38 para 98, and the amortization profile reflects the pattern of cash flows which were used to value the intangible at initial recognition. This typically results in the amortisation being front loaded, for example, the Connections Education customer relationship intangible assets is being amortised over 18 years but 70% of the amortisation is due to be charged in the first 9 years.

This approach means that within each category of intangible assets there will be individual intangible assets with different useful economic lives. The result of this is that whilst we are able to separately disclose the useful economic lives for each major class of intangible asset, this will still be a range of years.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

Class of intangible asset	Useful economic life

Acquired customer lists and relationships	4-20 years

Acquired trademarks and brands	2-20 years

Acquired publishing rights	9-20 years

Other intangibles acquired	3-20 years

We intend to revise our disclosure on page F-31 (under the heading ‘Other intangible assets’) to include this information and, given that the useful economic lives by category still fall into a broad range, we will include the amortisation profile for the total intangible to show the amount that will be amortised in the next 0-5 years, 5-10 years and in more than 10 years.

Going forward we also intend to include disclosure of the useful economic lives assigned to all acquired intangibles assets within the business combinations note (Note 30, F63-65).

The £200m customer list and relationship intangible that was acquired during 2011 primarily relates to the acquisition of a number of businesses, the most significant of these are listed out in the table below which also shows the useful economic lives of the intangible assets.

Acquisition	Value of customer list and relationship intangible recognised in 2011	Useful economic life

Connections Education	£72m	18 years

EDI plc	£46m	14 years

GED Testing Service LLC	£21m	20 years

Schoolnet	£20m	16 years

Stark Holding	£15m	10 years

Tutorvista (3 separate assets)	£9m	5,7,10 years

As noted above, intangible assets are valued separately for each acquisition that is made. An independent valuation by a third party expert was undertaken for all of the above intangible assets except those related to Stark Holding which were valued internally.

Valuations were done using a discounted cash flow method and the useful economic lives have been assigned to the above assets based on the period over which they are expected to produce cash inflows for the Company. As such, the Company believes that the useful lives assigned are appropriate.

(j) Cash and Cash Equivalents, page F-13

3.	We note your disclosure that short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the group. Please tell us in further detail, why you believe it is appropriate to reflect these cash flows as cash flows from financing activities rather than investing activities pursuant to IAS 7. Also, please clarify whether such cash flows are presented on a gross basis or net of the related financing cash flows in your statement of cash flows. If such cash flows are presented on a net rather than gross basis, please explain why you believe this treatment is appropriate. Refer to the guidance in paragraph 21 of IAS 7.

Response:

The balances historically disclosed as Marketable Securities relate to cash held within subsidiary operating companies invested on a short-term basis while awaiting payment to the parent company in the form of dividends. It is not the Company’s policy to maintain excess cash within subsidiary operating companies for local investment purposes, rather to repatriate cash via dividends to offset or pay down Company borrowings. The Company categorized these cash flows as financing in line with this financing policy. These cash flows have been presented on a net basis, showing amounts ultimately repatriated to the parent company. In addition, the maturities of these Marketable Securities are short (typically less than six months) and subject to consistent turnover. Consequently the Company believes these cash flows should be shown net in accordance with paragraph 22 (b) of IAS 7.

Following recent business disposals (completed in 2010) the amount of these short-term deposits and marketable securities is significantly reduced. The Company has conducted a review of the nature of the residual balances and determined that cash flows in respect of a portion of the residual balances would more accurately be disclosed within investing activities in future. Any of these cash flows subsequently reported within investing activities will be disclosed on a gross basis.

Note 7. Income Tax, page F-26

4.	We note from your reconciliation of income tax calculated at the UK rate to the tax charge reflected in the income statement, that there was a significant adjustment in 2011 for “adjustments in respect of prior years.” Please explain to us the nature of these adjustments and tell us why you believe it is appropriate to adjust the 2011 tax provision for these amounts rather than account for the adjustments as corrections of an error in prior periods.

Response:

In 2011, adjustments in respect of prior years arise from settlements with the tax authorities in 2011 relating to items originating in prior periods and from the reassessment of tax liabilities in the light of new developments in 2011. The outcome of these settlements and new developments could not have been foreseen at the time of filing the 2010 20F and as such don’t constitute ‘errors’ in the context of IAS 8 and are classified appropriately in 2011 as adjustments with respect to prior years in the context of IAS 12. The most significant of these items in 2011 arose from an agreement with the UK tax authorities on several outstanding issues dating back a number of years. The agreement followed negotiations with the authorities that were eventually concluded in the second half of 2011. At the point of filing the 2010 20F in 2011, these negotiations were at an early stage and there was no certainty that an agreement could be reached nor was there any certainty around the ultimate amount payable.

Note 11. Intangible Assets

5.	We note the disclosure on page F-32 indicating that following reorganization within the International Education business, the CGUs have been re-analysed into Emerging markets, UK and Rest of World to align with the management and reporting structure. We also note that the goodwill has been reallocated accordingly. Please tell us and revise the notes to your financial statements to disclose the method that was used to reallocate the goodwill to the reorganized CGUs. Refer to the guidance outlined in paragraph 87 of IAS 36.

Response:

Following the reorganisation within the International Education business the CGUs identified for monitoring goodwill were re-analyzed from ‘International Education Publishing’ and ‘International Education Assessment and Testing’ to ‘International – Emerging markets’, ‘International – UK’ and ‘International – Rest of World’. The associated goodwill was reallocated using a two step approach.

First of all, where goodwill is directly attributable to a business included in one of the new CGUs it was specifically allocated to the relevant CGU. In this case, where the goodwill has arisen from acquisitions of businesses that are located in a specific part of the world, the goodwill relating to these acquisitions could be directly attributed to one of Emerging Markets, UK or Rest of World.

The second step was to reallocate any goodwill that was not directly attributable. This was done using a relative value approach in line with paragraph 87 of IAS 36.

The Company intends to revise the notes to the financial statements to disclose the method used and show below our intended revised disclosure (page F-32):

In 2011, following a reorganisation within the International Education business the CGU’s have be re-analyzed into Emerging Markets, UK and Rest of World to align with the management and reporting structure. The goodwill has been reallocated accordingly using a relative value approach except where goodwill is directly attributable to one of the new CGUs, in which case the goodwill has been specifically allocated to the relevant CGU.

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-010-2341 or Howard Kenny of Morgan, Lewis & Bockius LLP (our U.S. counsel) at (212)-309-6843.

Very truly yours,

/s/ Robin Freestone

Robin Freestone

Chief Financial Officer

cc:	Claire Erlanger, SEC

Morgan, Lewis & Bockius LLP

PricewaterhouseCoopers LLP